Exhibit 11



CHIQUITA BRANDS INTERNATIONAL, INC.

COMPUTATION OF EARNINGS PER COMMON SHARE
(In thousands, except per share amounts)

(Unaudited)

                                  Quarter Ended     Nine Months Ended
                                  September 30,       September 30,
                                    1994    1993       1994      1993
Income (loss) from continuing operations  $  (80,652)   $(25,868)$(14,173)$
9,335
Dividends on Series A Preferred Stock        (2,066)        --   (5,166)--
Income (loss) from continuing operations
 available to common shares         (82,718)(25,868)   (19,339)   9,335
Discontinued operations                  --      --         --       --
Income (loss) before extraordinary item      (82,718)  (25,868) (19,339)9,335
Extraordinary loss from prepayment of debt   --         --      (22,840)--
Net income (loss) used to calculate primary
 and fully diluted earnings (loss) per share $(82,718)  $(25,868)$(42,179)$
9,335
Shares used in calculation of per share data:
 Weighted average common and equivalent
   Series C preferred shares outstanding     52,054     51,404   51,939
51,393
 Dilutive effect of assumed exercise of
   certain stock options and warrants        --         --      --
228
 Weighted average common shares used to
   calculate primary and fully diluted
   earnings (loss) per share         52,054  51,404     51,939   51,621
 Primary and fully diluted earnings (loss) per
 common share:
   -                                Continuing operations    $  (1.59)$
(.50)                               $  (.37) $  .18
   -                                Extraordinary loss      --        --
   (.44)                                 --
   -                                Net income (loss)   $(1.59) $  (.50)$
(.81)                               $   .18

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